UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number: 000-19297

CUSIP Number: 31983A103

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q
	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: September 30, 2012

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K

For the Transition Period Ended: ____________________________________________

Read Instructions (on back page) Before Preparing Form.

Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:  ____

PART I

REGISTRANT INFORMATION

First Community Bancshares, Inc.

Full name of registrant

__________________________________

Former name if applicable

P. O. Box 989

Address of principal executive office (Street and number)

Bluefield, VA 24605-0989

City, state and zip code

PART II

RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☑	(b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR or N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2012 (the “Quarterly Report”) within the prescribed time because the main office of the third party provider of loan valuations used by the Registrant in preparing its Quarterly Report was closed for period of time due to Hurricane Sandy and the Registrant’s core operating system conversion was completed in the third quarter of 2012, both of which resulted in unforeseen delays in the collection and compilation of certain financial and other data to be included in the Quarterly Report and the associated unaudited financial statements and notes.  This information could not have been obtained without unreasonable effort or expense.  The Registrant intends to file its Quarterly Report within the five calendar days afforded by this Form 12b-25.

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PART IV

OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

David D. Brown	(276) 326-9000
(Name)	(Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify reports(s).

☑Yes ☐No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐Yes ☑No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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First Community Bancshares, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 9, 2012	By:	/s/ David D. Brown
Chief Financial Officer

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